NEWS RELEASE

T. ROWE PRICE DEBUTS INDUSTRY’S FIRST ACTIVELY MANAGED MULTI-TOKEN SPOT EXCHANGE-TRADED PRODUCT

The T. Rowe Price Active Crypto ETF, designed to provide diversified exposure to the leading crypto assets, began trading today

BALTIMORE (July 16, 2026) – T. Rowe Price, a global investment management firm and a leader in retirement, announced today the addition of the T. Rowe Price Active Crypto ETF (Ticker: TKNZ). The fund is the first actively managed multi-token spot exchange-traded product* offered in the marketplace. It began trading on NYSE Arca today.

T. Rowe Price Active Crypto ETF offers a transparent portfolio designed to provide diversified exposure to leading crypto assets from an eligible universe, such as Bitcoin, Ethereum, Binance, XRP, Solana, Hyperliquid, and others. While many other digital asset exchange-traded products in market are focused on a single token or are passively managed, multi-token TKNZ uniquely employs T. Rowe Price’s research-driven, risk-aware active management approach. It is designed to capitalize on emerging trends, momentum-driven rallies, and market rotations among crypto assets.

The fund is managed by Blue Macellari, who has more than 20 years of investment experience in alternative asset management, along with four co-portfolio managers. Macellari has served as head of Digital Assets at T. Rowe Price since 2022 and has been responsible for developing and leading the implementation and execution of the firm’s digital asset strategy across the universe of crypto tokens, protocols, and exchange-traded funds related to blockchain. Her four co-portfolio managers are Stefan Hubrich, with 21 years of investing experience, David Kroger, with 9 years, Sean McWilliams with 17 years, and Dante Pearson, with 13. Net of a fee waiver effective until May 31, 2027, the management fee is 0.75%1.

“Given the rapidly evolving and potentially volatile nature of crypto assets, active management plays an incredibly meaningful role in this space,” said Macellari. “Through the launch of the T. Rowe Price Active Crypto ETF, investors can gain access to a thoughtfully curated, professionally managed multi-coin portfolio that helps eliminate the guesswork of building a crypto allocation on their own.”

T. Rowe Price has closely monitored developments in the digital assets space for several years, including in-depth research into the impacts of blockchain technology and digital assets on markets and investment portfolios. Under Macellari’s leadership, T. Rowe Price has developed its own resilient, modular infrastructure to trade digital assets and has partnered with institutional service providers to cultivate operational capacity.

“As a global asset management firm with a proud legacy of intentional innovation and active research-driven investing, it is a natural step for T. Rowe Price to introduce the industry’s first actively managed multi-token exchange-traded product,” said Tim Coyne, Global Head of Exchange-Traded Funds. “This launch represents a new and distinctive way for investors to harness T. Rowe Price’s deep investing expertise and rigorous research.”

1 The management fee is scheduled to revert back to the gross of 0.90%, effective June 1, 2027.

The T. Rowe Price Active Crypto ETF brings the firm’s roster of active exchange-traded offerings to 34, which includes a range of equity, multi-asset and fixed income exchange-traded funds (ETFs).. TKNZ marks the first of the firm’s lineup that provides access to the rapidly growing digital assets category. Each exchange-traded offering delivers key features associated with ETFs such as competitive expense ratios and the flexibility to buy and sell shares throughout the trading day. In each, portfolio managers apply the firm’s rigorous research practice of asking better questions, as they strive to deliver better investment outcomes for clients.

* An exchange-traded product (ETP) is a broad category that includes exchange-traded funds (ETFs), exchange-traded notes (ETNs), and other investments that trade on exchanges. The key distinction between ETPs and ETFs is that ETFs are typically registered under the Investment Company Act of 1940 and invest primarily in securities, while ETPs like TKNZ may not be registered as investment companies and can hold non-security assets, such as cryptocurrencies or commodities. ETPs may have different regulatory structures, risk profiles, and disclosure requirements compared to traditional ETFs.

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

ABOUT T. ROWE PRICE

T. Rowe Price (NASDAQ-GS: TROW) is a leading global asset management firm, entrusted with managing $1.89 trillion in client assets as of June 30, 2026, about two-thirds of which are retirement-related. Renowned for over 85 years of investment excellence, retirement leadership, and independent proprietary research, the firm leverages its longstanding expertise to ask better questions that can drive better investment decisions. Built on a culture of integrity and prioritizing client interests, T. Rowe Price empowers millions of investors worldwide to thrive amidst evolving markets. Visit troweprice.com/newsroom for news and public policy commentary.

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus click here or go to troweprice.com. Read it carefully.

ETFs/ETPs are bought and sold at market prices, not net asset value (NAV). Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust.

Investment Risks

All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the fund. See the prospectus for more detail on the fund’s principal risks.

T. ROWE PRICE PUBLIC RELATIONS CONTACTS:

Bill Benintende

410-345-3482

bill.benintende@troweprice.com

Kim Francois

410-577-4423

kim.francois@troweprice.com

Lara Naylor

410-577-8077

lara.naylor@troweprice.com

Tatum Sheets

410-345-2533
tatum.sheets@troweprice.com

202604-5429997